SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated April 8, 2026.

Proposals of the Board of Directors to YPF S.A.´s (the “Company”) Shareholders regarding the Items of the Agenda for the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders´ Meeting called for April 30, 2026, available as of April 8, 2026.

Item 1. Appointment of two shareholders to sign the minutes of the Meeting.

The Board of Directors of YPF S.A. proposes to the Shareholders’ Meeting of the Company that the two shareholders to sign the minutes be the representative appointed by Class A shares owned by the Argentine Government - Secretary of Energy - Ministry of Economy, and the representative of shares owned by the Sustainability Guarantee Fund  (Fondo de Garantía de Sustentabilidad - FGS) of the Public Social Security System - Argentine Social Security Administration (ANSES) - Law No. 26,425.

Item 2.  Consideration of the Annual Report, Information Overview, Inventory, Statements of Financial Position, Statements of Comprehensive Income, Statements of Changes in Shareholders’ Equity, Statements of Cash Flow, individual and consolidated with its respective notes and related documentation, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 49, which began on January 1, 2025 and ended on December 31, 2025.

The Board of Directors considered and approved the aforementioned documents and proposes to the Shareholders´ Meeting of the Company its approval.

Please find the Company’s individual and consolidated Financial Statements and Annual Report for the fiscal year beginning January 1, 2025 and ending December 31, 2025 published on the website of the Argentine Securities Commission (“CNV”) at:

Individual Financial Statements: (in Spanish):

https://aif2.cnv.gov.ar/presentations/publicview/28e6bbd7-719d-4d78-9c1d-bd40c7947c0e

Consolidated Financial Statements (in Spanish):

https://aif2.cnv.gov.ar/presentations/publicview/322dc5cf-2181-40c2-9476-0641e4199f1d

Consolidated Financial Statements (in English):

https://investors.ypf.com/r/documents.html?p=financial-information/YPF%20S.A.%20-%20Form%206-K%20(FS)%20Dic%2025%20%5BAs%20-%20Filed%5D.pdf

Item 3. Consideration of the accumulated results as of December 31, 2025. Constitution of voluntary reserves.

The Board of Directors proposes to the Shareholders´ Meeting, after deducting the amounts whose distribution is restricted, in the amount of Ps. 51,423 million, the following:

(i)                  to fully release the reserve for investments and the reserve for purchase of treasury shares;

(ii)                to absorb the accumulated losses in the unappropriated retained earnings and losses account up to Ps. 1,096,460 million;

(iii)              to allocate Ps. 38,468 million to constitute a reserve for the purchase of treasury shares, in order to grant the Board of Directors the possibility to purchase the Company’s own shares at the time it deems appropriate for their allocation to the share-based benefit plans (in accordance with Articles 64 and 67 of Law No. 26,831); and

(iv)               to allocate Ps. 8,415,450 million to constitute a reserve for investments under the terms of Section 70, paragraph 3 of Law No. 19,550.

Item 4. Waiver of the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding the long-term share compensation plans for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

According to the Board of Directors' Annual Report and the Financial Statements as of December 31, 2025, the Board of Directors proposed to the Shareholders' Meeting to allocate the amount of Ps. 38,468 million  to constitute the creation of a reserve to acquire shares of the Company, in order to grant the Board of Directors the possibility to acquire the Company's own shares, in a timely manner, in order to allocate them to the share-based benefit plans (in accordance with Articles 64 and 67 of Law No. 26,831), consistent with the bonus and incentive plans carried out by the Company. Therefore, in the event that the Meeting approves the creation of such reserve, the Company may acquire its own shares and create a new Long-Term Share-Based Compensation Program (the “New Program” or “Program 2026”). It is expected that the Company shall establish the New Program during the course of the current year once the necessary approvals have been obtained. In the case of plans payable in shares of the issuing company, current legislation in force requires the approval of the shareholders' meeting regarding the exemption of the preemptive offer of shares and the creation of a reserve aimed to acquire shares of the Company, where applicable.

In this regard, the Board of Directors proposes to the Shareholders’ Meeting of the Company to approve the waiver of the preemptive offer of shares as provides in Article 67 of Law No. 26,831 in order to deliver the acquired shares of the Company to the beneficiary employees of each Program, a timely manner, in order to comply with the Program 2026 or the programs created or to be created, as the case may be.

Item 5. Appointment of the external independent auditor who shall render an opinion on the annual financial statements as of December 31, 2026.

The Audit Committee has assessed the performance of Deloitte & Co. S.A., and issued a favorable opinion, raising no objections to such firm in the event that the Shareholders’ Meeting appoints it as Independent Auditor of the Company to report on the annual financial statements as of December 31, 2026.

Along these lines, the Board of Directors resolved to propose to the Shareholders´ Meeting of the Company of the Company, to appoint Deloitte & Co. S.A. as independent auditor of the Company to report on the annual financial statements as of December 31, 2026, informing that, in compliance with the provisions of Section 22 and 23 of Chapter III Title II of the CNV rules, Messrs. Guillermo Daniel Cohen and  Diego Octavio de Vivo as certifying accountants, and Mr. Nicolás Ariel Fiorentino as alternate certifying accountant, have filed the affidavits required under the applicable regulations.

Item 7. Consideration of the Remuneration of the Board of Directors ($10.849.453.666) for the fiscal year ended December 31, 2025, which resulted in a computable loss in accordance with the National Securities Commission Regulations.

In relation with the Board of Directors´ fees for the fiscal year ended December 31, 2025, it is informed that:

1.       (i) The General Ordinary and Extraordinary and Special Ordinary General Shareholders' Meeting of Classes A and D held on April 30, 2025 authorized the Board of Directors to pay advance compensations to the Directors and Supervisory Committee members for the fiscal year 2025 for up to a total amount of Ps. 11,096,174,942; and that (ii) during the fiscal year ended December 31, 2025, the amount of  Ps10,849,453,666 was assigned as fees, compensations  and remunerations on all accounts to the Board of Directors.

2.       The Board of Directors considers that the remuneration allocated to its members during the fiscal year under consideration is adequate and reasonable, as it takes into account the responsibilities of each director, the inclusion of the CEO’s remuneration, the resumption of fees received by some Directors, the performance of special commissions and/or technical-administrative functions, if any; the time dedicated to their functions, and that the value of their services is of market value and comparable to companies whose main activity and size is similar to that of the Company; based on the analysis carried out by the Vice-Presidency of People and Culture and the Compensation and Nomination Committee, and the particular circumstances of the Company.

Based on the foregoing, the Board of Directors proposes to the Shareholders of the Company to approve the amount of Ps10,849,453,666 as remunerations, fees and compensations on all accounts of the Board of Directors for the fiscal year ended December 31, 2025.

Item 8. Consideration of the Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2025.

The Board of Directors proposes to the Shareholders’ Meeting of the Company to approve the amount of Ps. 470,000,000 as remunerations of the Supervisory Committee for fiscal year ended December 31, 2025.

Item 9. Determination of the number of regular and alternate members of the Supervisory Committee.

The Board of Directors resolved to propose that the Supervisory Committee should be composed of three (3) regular members and three (3) alternate members.

Item 11. Appointment of the regular and alternate members of the Supervisory Committee for Class D shares.

The Board of Directors proposes to the Shareholders’ Meeting of the Company to appoint Messrs. Santiago Carlos Lazzati and Juan Andrés Gelly y Obes as regular members of the Supervisory Committee for Class D shares and Messrs. Alejandro Poli and Alfredo Cayetano Cogorno as alternate members of the Supervisory Committee for Class D shares, all of them for the statutory period of one fiscal year.

Item 12. Determination of advance compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2026.

The Board of Directors proposes to the Shareholders’ Meeting of the Company to approve the payment of advanced compensation to Directors and members of the Supervisory Committee for fiscal year that began on January 1, 2026 for up to an amount of Ps.14,403,320,092. The proposal considers the fees corresponding to the positions held in the Board of Directors and in the respective Audit Committee, Risks and Sustainability Committee, Legal and Institutional Affairs Committee, Compensation and Nomination Committee, the inclusion of the CEO's remuneration, the performance of special commissions and technical-administrative functions, if any; an adjustment guideline according to the REM (January 2026) estimated at 27,4%; the time dedicated to their functions, as well as the projections for the purpose of maintaining the market positioning. It is noted that Director Manuel Adorni has submitted the resignation of his fees.

In view of the foregoing, and based on the analysis made by the Compensation  and Nomination Committee of the Board of Directors on the basis of market information provided by a consulting firm specialized in the matter, it is considered that the proposed remunerations are adequate and reasonable and that the value of their services is in line with the markets comparable to the activity and size of the Company.

Item 13. Consideration of: (i) the merger by absorption by YPF S.A. acting as the absorbing company, and YPF Ventures S.A.U. and Oleoducto Loma Campana - Lago Pellegrini S.A.U, acting as the absorbed companies, in accordance with the terms of section 82 et. seq. of the General Corporations Law and sections 80, 81 et. seq. of the Income Tax Law No. 20.628 (Ley de Impuesto a las Ganancias) and sections 172 to 176 of its Regulatory Decree No. 862/2019; ii) the Special Merger Balance Sheet of YPF S.A. and the Consolidated Merger Balance Sheet (Annual Report) (Estado de Situación Patrimonial Consolidado de Fusión) of YPF S.A. and YPF Ventures S.A.U. and Oleoducto Loma Campana - Lago Pellegrini S.A.U. all as of December 31, 2025, and the corresponding reports of the Supervisory Committee and the external independent auditor; (iii) the Preliminary Merger Agreement and Merger Prospectus. Authorization to sign the Definitive Merger Agreement on behalf of and in representation of the Company.

The Board of Directors proposes to the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders´ Meeting of the Company to approve the merger by absorption by YPF S.A., acting as the absorbing company, of Oleoducto Loma Campana - Lago Pellegrini S.A.U. and YPF Ventures S.A.U., acting as the absorbed companies, which will be dissolved without liquidation in accordance with the terms of section 82 et. seq. of the Argentine General Corporations Law No. 19,550.

Among the main reasons considered by the Board of Directors for carrying out the Merger, are the operational and economic advantages associated with achieving greater operational effectiveness and efficiency, the generation of administrative and tax savings, the optimized use of available resources, technical, administrative, and financial structures, and the rationalization and reduction of associated costs arising from the complementarity nature of the activities of the companies involved in the merger and the centralization of their management. Accordingly, it is deemed advisable for such companies to centralize business management within a single corporate and administrative organization, thereby simplifying their corporate and administrative structure.

As per the Special Merger Balance Sheets (Estados Financieros Especiales de Fusión) and the Consolidated Merger Balance Sheet (Estado de Situación Patrimonial Consolidado de Fusión) of YPF S.A., YPF Ventures S.A.U. and Oleoducto Loma Campana - Lago Pellegrini S.A.U., the Board of Directors resolved: 1. To approve the use of (i) the Company’s annual financial statements for the fiscal year ended December 31, 2025, duly approved by the Company’s Board of Directors, and (ii) the annual financial statements of Oleoducto Loma Campana – Lago Pellegrini S.A.U. and YPF Ventures S.A.U. for the fiscal year ended December 31, 2025, duly approved by their respective governing bodies, for the purposes of complying with the financial statements required by Section 83, first paragraph, subsection (b) of the General Corporations Law 19,550 and other applicable regulations; 2. To approve the Consolidated Merger Annual Report of YPF S.A., YPF Ventures S.A.U. and Oleoducto Loma Campana – Lago Pellegrini S.A.U., as of December 31, 2025, for the purposes of complying with the financial statements required by Section 83, paragraph 4, subsection (d) of the General Corporations Law No. 19,550 and other applicable regulations, including the corresponding Notes thereto, the Auditors’ Report, and the Supervisory Committee’s Report.

The Board of Directors proposes to the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders´ Meeting of the Company to approve  the aforementioned financial statements and their use for the purposes of complying with the financial statements required under Section 83, first paragraph, subsection (b), and Section 83, fourth paragraph, subsection (d), respectively, of the Argentine General Corporations Law No. 19,550 and other applicable regulations, including the corresponding Notes, the Auditors’ Report, and the Supervisory Committee’s Report.

In relation to the Preliminary Merger Agreement and the Merger Prospectus, the Board of Directors resolved: 1. To approve the execution of the Preliminary Merger Agreement between the Company and YPF Ventures S.A.U. and Oleoducto Loma Campana - Lago Pellegrini S.A.U., and to authorize the Chairman of the Board to execute it; 2. To approve the text of the proposed Merger Prospectus, subject to the prior approval by the Shareholders’ Meeting, which was submitted before the CNV in order to obtain its administrative approval. The Board of Directors proposes to the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders´ Meeting of the Company to approve the Preliminary Merger Agreement (executed on March 13, 2026) copy of which is attached hereto as an Appendix, and the Merger Prospectus (submitted to the National Securities Commission).

Regarding the authorization to execute the Definitive Merger Agreement, in the name and on behalf of the Company, the Board of Directors proposes to the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders´ Meeting of the Company: i)  to authorize the Company’s regular Directors, so that any of them, may sign, in the name and on behalf of the Company, the Definitive Merger Agreement pursuant to Section 83, subsection (4) of the Argentine General Corporations Law No. 19,550; and (ii) to authorize the above mentioned persons, as well as Germán Fernández Lahore, Paola Garbi, Valeria Moglia Dellatorre, Micaela D’Eramo, Katia Malovrh, Damián Teglia, Marcela I. Anchava, Ana A. Tretiak, Sofía Ravenna, María Sofía Gonini, Milagros Corsaro, Francisco Marín, Francisco Pardo, Valentina Serio, Facundo Parra, Francisco Atilio Genoud, Ramiro Julián Pérez, Yael Iribarne, and/or those persons they may appoint, so that, any of them, acting individually, may carry out the legally required publications; attach, sign and initialize documents, and/or remove documents from case files, answer observations or requests, provide any information or clarification as may be required, and, in general, perform all acts related to the Merger, represent the Company before the National Securities Commission (Comisión Nacional de Valores), the Argentine Superintendency of Corporations (Inspección General de Justicia), Bolsas y Mercados Argentinos S.A. (“ByMA”), the Federal Tax Authority (Administración Federal de Ingresos Públicos), and any other applicable governmental authority or entity, for the purpose of obtaining the corresponding relevant authorization and registration, with further powers to adopt any amendments required by such authorities, and to execute any public or private instrument and the necessary documents to register the Merger.

Item 14. Amendment of the Corporate Bylaws: Article 6°, paragraph a).

The Board of Directors proposes to the Shareholders’ Meeting that Section 6, subsection (a) of the Company’s Bylaws be amended to change the par value of the Company’s shares from Ps.10.00 (ten pesos) to Ps1.00 (one peso) per share, such that for every 1 (one) share with a par value of Ps.10.00 (ten pesos) currently outstanding, 10 (ten) shares with a par value of Ps.1.00 (one peso) each will be issued, with the Company’s capital stock remaining unchanged (“Split”).

It is hereby reported that the proposed Split is based on the following reasons: (i) to improve the market liquidity of the Company’s shares in the local market (ByMA); (ii) to facilitate accessibility for retail investors by reducing the par value per share and thereby allowing greater participation by small investors in the Company’s capital; and (iii) to implement standard market practices of comparable companies at the national and international levels.

The Split will not entail any change in the Company’s share capital or in the proportion of each shareholder’s equity interest, but only in the number of outstanding shares and their par value per share. The Split will also not alter the economic or voting rights of shareholders.

Additionally, it is hereby reported that the Split will have no impact on the Amended and Restated Deposit Agreement dated March 9, 2022 (the “Deposit Agreement”) entered into between the Company, The Bank of New York Mellon, acting as depositary (the “Depositary”), and the holders of ADSs issued pursuant thereto, except for an adjustment that will be necessary to the ratio of Class D shares represented by each ADS, changing from 1 (one) Class D share per ADS to 10 (ten) Class D shares per ADS. Therefore the change in ratio will not result in any change in the number of ADSs outstanding. It is hereby noted that, pursuant to Section 4.08(c) of the Deposit Agreement, the Split does not constitute a “Replacement” as defined therein, and that, pursuant to Section 6.01 of the Deposit Agreement, it will be necessary to amend the form of the Receipt attached as Annex A to the Deposit Agreement to reflect the new ratio of Class D shares per ADS resulting from the Split.

The draft amendment of the aforementioned section of the Bylaws proposed by the Board of Directors is attached hereto in the form of a comparative table with the current bylaws.

Punto 15. Consideration of the proposed formula adjustment of funds to Fundación YPF.

The Board of Directors proposes to the Shareholders’ Meeting the following:

To terminate the funding allocation formula applicable to Fundación YPF currently in effect, and to establish, as of the date of the Shareholders’ Meeting approval, the following funding allocation mechanism:

“The Board of Directors of YPF S.A. shall approve the budget of Fundación YPF, prepared based on its Annual Plan, and shall provide funding in accordance with such approved budget. For the 2026 fiscal year, the contribution to Fundación YPF, based on the approved budget, shall amount to USD7,334,499.42.

As from 2027, such contribution may not increase or decrease by more than 20% with respect to the immediately preceding approved contribution. The total amount of the annual contribution, expressed in United States Dollars, shall be made available as of the first business day of January of each year. Disbursements shall be made in Argentine pesos at the selling exchange rate published by Banco de la Nación Argentina in effect at the close of business day immediately preceding the date of each disbursement, as funds are requested by Fundacion YPF to YPF S.A.”

El Directorio

YPF S.A.

**************

Exhibits

Exhibit to Item 13. Consideration of: i) the merger by absorption by YPF S.A. acting as the absorbing company, and YPF Ventures S.A.U. y Oleoducto Loma Campana - Lago Pellegrini S.A.U, acting as the absorbed companies, in accordance with the terms of section 82 et. seq. of the General Corporations Law and sections 80, 81 et. seq. of the Income Tax Law No. 20.628 (Ley de Impuesto a las Ganancias) and sections 172 to 176 of its Regulatory Decree No. 862/2019; ii) the Special Merger Balance Sheet of YPF S.A. and the Consolidated Merger Balance Sheet (Annual Report) (Estado de Situación Patrimonial Consolidado de Fusión) of YPF S.A. and YPF Ventures S.A.U. and Oleoducto Loma Campana - Lago Pellegrini S.A.U. all as of December 31, 2025, and the corresponding reports of the Supervisory Committee and the external independent auditor; iii) the Preliminary Merger Agreement and Merger Prospectus. Authorization to sign the Definitive Merger Agreement on behalf of and in representation of the Company.

PRELIMINARY MERGER AGREEMENT

Between (i) YPF S.A. (“YPF” or “Absorbing Company”), with registered office at Macacha Güemes 515, Autonomous City of Buenos Aires, represented by Horacio Daniel Marin, in his capacity as President; and

(ii) YPF VENTURES S.A.U. (“YPF VENTURES”) with registered office at Macacha Güemes 515, Autonomous City of Buenos Aires, represented by Gustavo Di Luzio, in his capacity as Vice President, and;

(iii) OLEODUCTO LOMA CAMPANA – LAGO PELLEGRINI S.A.U. (“OLCLP”, jointly with YPF VENTURES, the “Absorbed Companies”; both jointly with YPF, the Parties” or the “Merging Companies”) with registered office at Macacha Güemes, Autonomous City of Buenos Aires, represented by Horacio Carbajal, in his capacity as President, and

WHEREAS:

(a) YPF is a corporation (sociedad anónima) duly organized and existing under the laws of the Argentine Republic, with its By-Laws registered on February 5, 1991 under number 404 of Book 108, Volume “A” of Corporations, with the Public Registry of Commerce (Registro Público de Comercio) for the Autonomous City of Buenos Aires, under the jurisdiction of the Inspection Board of Legal Entities (Inspección General de Justicia) for the Autonomous City of Buenos Aires, Argentine Republic (hereinafter, the “IGJ”); and whose Amended By-Laws were registered on June 15, 1993 under Number 5109, Book 113, Volume “A” of Corporations, with the Public Registry of Commerce for the Autonomous City of Buenos Aires, under the jurisdiction of the IGJ;

(b) YPF VENTURES is a single-shareholder corporation (sociedad anónima unipersonal) duly organized and existing under the laws of the Argentine Republic, registered with the IGJ on October 26, 2018 under Number 20544, Book 92, Volume – of Corporations;

(c) OLCLP is a single-shareholder corporation duly organized and existing under the laws of the Argentine Republic and registered with the IGJ on March 26, 2018 under Number 5365, Book 89, Volume - of Corporations;

(d) YPF directly owns 100% of the capital stock of the Absorbed Companies.

(e) The Parties have discussed the possibility of effecting an intragroup corporate reorganization in the form of a merger by absorption pursuant to section 82 et seq. of the Argentine General Corporations Law (Ley General de Sociedades) No. 19,550, as amended (“LGS”, by its acronym in Spanish), and sections 80, 81 and related sections of the Profit Tax Law No. 20,628 (as restated in 2019 by Decree No. 824/2019)(“LIG, by its acronym in Spanish”), and sections 172 to 176 of its regulatory decree No. 862/2019;

(f) The Parties consider the merger by absorption by YPF of YPF VENTURES and OLCLP is convenient to centralize the business management of the companies under one single corporate organization, thereby obtaining operational and economic benefits related to the achievement of higher operating efficiency and effectiveness, enhanced use of available resources, and  technical, administrative and financial structures, as well as the rationalization and reduction of associated costs.

The Parties agree to execute this Preliminary Merger Agreement, subject to the approvals by the respective shareholders’ meetings and pursuant to section 82 and related sections of the LGS, the regulations of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Listing Regulations of Bolsas y Mercados Argentinos S.A. (“ByMA”), the regulations of the IGJ, and other applicable statutory and regulatory rules, and the following terms and conditions.

FIRST: The Parties have agreed to the merger of the Absorbed Companies by the Absorbing Company through the absorption by YPF, as absorbing company, of YPF VENTURES and OLCLP, as Absorbed Companies. Therefore, the Absorbed Companies are dissolved without liquidation, in compliance with section 82 and related sections of the LGS, and sections 80, 81 and related sections of the LIG, and sections 105 to 109 of the LIG regulatory decree No. 862/2019 (the “Merger”).

SECOND: The main reasons considered for carrying out the Merger are to improve administrative efficiency; reduce and streamline operating costs; generate administrative and tax savings; and simplify the corporate structure, as well as to optimize the Parties’ technical, administrative, and financial structures. Accordingly, it is advisable to centralize business management within a single corporate entity, thereby enabling the Parties’ activities to be conducted in a uniform and coordinated manner, in order to achieve proper planning, reduce costs, and optimize resources.

THIRD: The Parties agree that, for all applicable accounting and tax purposes, the Merger shall have retroactive effects as from January 1, 2026 12 a.m. (the “Effective Date of Merger”).

FOURTH: As from the Effective Date of Merger, YPF shall take over the activities of the Absorbed Companies.

As from the Effective Date of Merger and until final registration of the Merger with the applicable regulatory authorities, the operations of the Absorbed Companies shall be deemed to have been made in the name and on behalf of YPF. YPF shall take over all the assets and liabilities of the Absorbed Companies.

FIFTH: The Merger is conducted on the basis of the values disclosed in the respective (i) Special-Purpose Financial Statements of each of the Parties (jointly, the “Special-Purpose Merger Financial Statements”) and (ii) the Consolidated Merger Balance Sheet, all of them as of December 31, 2025 (the documents indicated in (i) and (ii), jointly, hereinafter the “Financial Statements”), which include, respectively, their accompanying Notes and Exhibits, the Auditor’s Report and the Supervisory Committee’s Report,  attached hereto as Exhibit I. Notwithstanding the foregoing, should any competent authority or regulatory agency require any modification to the Financial Statements, and as long as such modification relates to a formal or procedural matter, or some other aspect that is not substantial in relation to the Merger, the Parties, through their representatives, may make such modifications without the need to amend the  Preliminary Merger Agreement.

SIXTH: The Consolidated Merger Balance Sheet has been prepared by the management of the Parties based on consistent and identical valuation criteria and have been signed by their respective legal representatives with an opinion from the Supervisory Committee, an Auditor’s Report and certified by a duly licensed Certified Public Accountant. The Special-Purpose Financial Statements were approved by the Board of Directors of each of the Parties, signed by their respective legal representatives, with the opinion of the respective Supervisory Committees or Statutory Auditors, as appropriate, an Auditor’s Report and certified by a duly licensed Certified Public Accountant. The Financial Statements shall be made available to the shareholders of the Merging Companies in due time and manner and shall be timely recorded in the pertinent books.

SEVENTH: It is placed on record that the incorporation of the assets and liabilities of the Absorbed Companies into YPF’s equity shall be carried out as of the Effective Date of Merger, at the value thereof recorded in the Special Merger Financial Statements attached hereto as Exhibit I.

YPF directly owns 100% of the outstanding shares of common stock of the Absorbed Companies, as specified in Exhibit II. Accordingly, YPF’s capital stock shall not be increased, no exchange ratio shall be established, and no new shares of YPF shall be issued to the shareholders of the Absorbed Companies.

EIGHTH: The Parties agree that the By-Laws of YPF shall not be amended as a consequence of the Merger since YPF’s current corporate purpose allows it to undertake the activities of the Absorbed Companies.

NINTH:

9.1. No limitations on the management of the businesses affairs of the Merging Companies, nor any representations or warranties, are agreed during the period from the Effective Date of Merger until the Merger is effectively registered with the applicable regulatory authorities.

9.2. Notwithstanding the foregoing, the Absorbed Companies shall not perform any act leading to a material change in its equity or outside the ordinary course of their business.

9.3. Controls aimed at preserving the operations of the Merging Companies shall be conducted through ordinary actions performed by their respective boards of directors. The directors of the Merging Companies will continue performing their duties with the purpose of aligning their business transactions, in compliance with the integration process already underway. From the date of the Definitive Merger Agreement –and unless otherwise required by the competent authorities- the management and the representation of YPF VENTURES and OLCLP shall be undertaken by the Board of Directors and President of YPF (respectively), and the officers previously exercising such functions in the Absorbed Companies shall cease in such roles (section 84, last paragraph of the LGS).

TENTH: This Preliminary Merger Agreement shall be filed with the CNV - YPF’s corporate regulatory authority - as well as with the IGJ - the corporate regulatory  authority of YPF VENTURES and OLCLP-  and shall be approved at the Extraordinary Shareholders’ Meetings to be held by each company, with the quorum and majorities required by the regulations applicable to each Party and their respective Corporate By-Laws (each a “Extraordinary Shareholders’ Meeting” and jointly, the “Extraordinary Shareholders’ Meetings”).

ELEVENTH:

11.1. The publication specified in section 83, subsection 3 of the LGS shall be timely made.

11.2. In the event that, pursuant to the LGS, any creditor timely objects to the merger, the Board of Directors of YPF shall be entitled to determine the way in which such creditor shall be paid off or provided with a guarantee.

TWELFTH: The Parties hereby ratify all powers of attorney granted by them to date, which shall remain in full force and effect until their revocation or until the registration of the dissolution by merger of YPF VENTURES and OLCLP, whichever occurs first.

THIRTEENTH: The Parties acknowledge that this Preliminary Merger Agreement has been approved by the Board of Directors of each of the Parties, subject to the approval thereof, as well as of all its effects, by their respective Extraordinary Shareholders’ Meetings. Should the Extraordinary Shareholders’ Meeting of any of the Parties resolve not to approve it, this Preliminary Merger Agreement shall be null and void with respect to that Party.

FOURTEENTH: All acts necessary for this Merger to become effective, including any administrative proceedings to comply with the statutory requirements for the approval of the resolutions passed at Extraordinary Shareholders’ Meetings confirming the same, as the case may be, shall be performed by the members of the Board of Directors of each company or by any person appointed to such end at the Extraordinary Shareholders’ Meetings of each company.

FIFTEENTH:

15.1. Upon compliance with the requirements mentioned in the preceding clauses, the Definitive Merger Agreement, containing the terms required under section 83, subsection 4 of the LGS, shall be executed by the representatives of the companies. In addition, the transfers of any recordable assets arising from the Merger may be effected through the aforementioned documentation.

15.2. The Definitive Merger Agreement shall be filed with the pertinent regulatory authorities having jurisdiction over the Parties, and the corresponding registrations shall be made.

SIXTEENTH: All administrative expenses in connection with the Merger shall be exclusively borne by YPF, provided this Preliminary Merger Agreement has been approved by the respective Extraordinary Shareholders’ Meetings. Otherwise, such expenses shall be paid in equal parts by the Parties.

SEVENTEENTH: This Merger entails the reorganization of YPF pursuant to sections 80 and 81 of the LIG, and sections 172 to 176 of its regulatory decree. For tax purposes and for purposes of determining the effective date of the tax reorganization, in accordance with the provisions of Sections 80 and 81 of the LIG and Sections 172 through 176 of its regulatory decree, January 1, 2026 is defined as the date on which the successor company started performing the activities previously carried out by the predecessor companies, and December 31, 2025 as the date on which the latter ceased such activities.

EIGHTEENTH: Finally, the Parties agree that any conflict or controversy arising out of, or in connection with, the application or performance of this Agreement, as well as any legal effect resulting from the performance hereof, shall be submitted to the jurisdiction of Ordinary Commercial Courts of the Autonomous City of Buenos Aires, expressly waiving any other venue or jurisdiction to which they may be entitled to.

IN WITNESS WHEREOF, the Parties hereto execute 3 (three) copies of this Agreement in the Autonomous City of Buenos Aires, on March 13, 2026.

________________________________ YPF S.A. Horacio Marin President OLEODUCTO LOMA CAMPANA-LAGO PELLEGRINI S.A.U. Horacio Carbajal President	YPF VENTURES S.A.U. Gustavo Di Luzio Vice President

Exhibit I to the PRELIMINARY MERGER AGREEMENT

Special-Purpose Merger Financial Statements of the Merging Companies as of December 31, 2025 and Consolidated Merger Balance Sheet

Exhibit II to the PRELIMINARY MERGER AGREEMENT

Description of YPF’s equity interest in the Absorbed Companies

YPF VENTURES

YPF S.A.	883,833,943 Registered non-endorsable shares of common stock with a face value of $ 1 peso each	100%

OLCLP

YPF S.A.	868,399,016 Registered non-endorsable shares of common stock with a face value of $ 1 peso each	100%

Exhibit to Item 14. Amendment to the Bylaws: Article 6, paragraph (a).

Draft amendment to the aforementioned article of the Bylaws proposed by the Board of Directors, in the form of a comparative table with the current Bylaws

Current Bylaws	Proposed amendment 2026: Section 6, subsection (a) (the proposal is to amend only subsection a))

Section 6 – Capital

a)       Amount of capital stock: The capital stock is fixed in the amount of THREE THOUSAND NINE HUNDRED THIRTYTHREE MILLION ONE HUNDRED AND TWENTY-SEVEN THOUSAND NINE HUNDRED AND THIRTY ($ 3,933,127,930) fully subscribed and paid in, represented by THREE HUNDRED NINETY-THREE MILLION THREE HUNDRED AND TWELVE THOUSAND SEVEN HUNDRED NINETY-THREE (393,312,793) book-entry shares of common stock, of TEN PESOS ($10.00) nominal value each, entitled to one vote per share.

b) Classes of shares of common stock: The capital stock is divided into four classes of shares of common stock as per the following detail:

(i) Class A shares of stock, only the National Government shall be  the holder of class A shares of stock;

(ii) Class B shares of stock, originally destined to be acquired by holders of Consolidation Bonds of Gas and Oil Royalties or creditors of the Nation on account of gas and oil royalties. Class B shares of stock acquired by a holder of such Bonds other than a Province or the National Government shall become Class D shares of stock;

(iii) Class C shares of stock, originally destined by the National Government to the Corporation’s employees under the Shared Ownership Program set forth in Act 23,696. Class C shares of stock not purchased by the Corporation’s employees under the Shared Ownership Program shall become class A shares of stock; and

(iv) Class D shares of stock, thus converted due to the transfer of class A, B or C shares of stock to any person in accordance with the following rules:

- Class A shares of stock transferred by the National Government to any person shall become class D shares of stock, except for transfers to the Provinces, if previously authorized by law, in which case they shall not change their class.

- Class B shares of stock that the Provinces transfer to any person other than a Province shall become class D shares of stock.

- Class C shares of stock that are transferred to third parties beyond the Shared Ownership Program shall become class D shares of stock.

- Class D shares of stock shall not change to other classes by virtue of the subscription or acquisition thereof by the National Government, the Provinces, other public legal entity or by the personnel participating in the Shared Ownership Program.

c) Class A special rights: The affirmative vote of class A shares of stock, whatever the percentage of capital stock that such class of shares represents, shall be required so that the Corporation validly resolves to:

(i) Determine the merger with another or other companies;

(ii) Accept that the Corporation, through the acquisition of its shares by third parties, shall become subject to a takeover, whether consented or hostile, representing the holding of more than fifty percent (50%) of the capital stock of the Corporation;

(iii)Transfer to third parties all of the exploitation rights granted within the framework of Act 17,319, its supplementary and regulatory rules, and Act 24,145, for it to determine the full suspension of the exploration and exploitation activities of the Corporation;

Section 6 – Capital

a)       Amount of capital stock: The capital stock is fixed in the amount of THREE THOUSAND NINE HUNDRED THIRTYTHREE MILLION ONE HUNDRED AND TWENTY-SEVEN THOUSAND NINE HUNDRED AND THIRTY ($ 3,933,127,930) fully subscribed and paid in, represented by ~~THREE HUNDRED NINETY-THREE MILLION THREE HUNDRED AND TWELVE THOUSAND SEVEN HUNDRED NINETY-THREE (393,312,793)~~ THREE THOUSAND NINE HUNDRED THIRTYTHREE MILLION ONE HUNDRED AND TWENTY-SEVEN THOUSAND NINE HUNDRED AND THIRTY (3,933,127,930) book-entry shares of common stock, of ~~TEN PESOS ($10.00)~~  ONE PESO ($1.00) nominal value each, entitled to one vote per share.

b) Classes of shares of common stock: The capital stock is divided into four classes of shares of common stock as per the following detail:

(i) Class A shares of stock, only the National Government shall be the holder of class A shares of stock;

(ii) Class B shares of stock, originally destined to be acquired by holders of Consolidation Bonds of Gas and Oil Royalties or creditors of the Nation on account of gas and oil royalties. Class B shares of stock acquired by a holder of such Bonds other than a Province or the National Government shall become Class D shares of stock;

(iii) Class C shares of stock, originally destined by the National Government to the Corporation’s employees under the Shared Ownership Program set forth in Act 23,696. Class C shares of stock not purchased by the Corporation’s employees under the Shared Ownership Program shall become class A shares of stock; and

(iv) Class D shares of stock, thus converted due to the transfer of class A, B or C shares of stock to any person in accordance with the following rules:

- Class A shares of stock transferred by the National Government to any person shall become class D shares of stock, except for transfers to the Provinces, if previously authorized by law, in which case they shall not change their class.

- Class B shares of stock that the Provinces transfer to any person other than a Province shall become class D shares of stock.

- Class C shares of stock that are transferred to third parties beyond the Shared Ownership Program shall become class D shares of stock.

- Class D shares of stock shall not change to other classes by virtue of the subscription or acquisition thereof by the National Government, the Provinces, other public legal entity or by the personnel participating in the Shared Ownership Program.

c) Class A special rights: The affirmative vote of class A shares of stock, whatever the percentage of capital stock that such class of shares represents, shall be required so that the Corporation validly resolves to:

(i) Determine the merger with another or other companies;

(ii) Accept that the Corporation, through the acquisition of its shares by third parties, shall become subject to a takeover, whether consented or hostile, representing the holding of more than fifty percent (50%) of the capital stock of the Corporation;

(iii)Transfer to third parties all of the exploitation rights granted within the framework of Act 17,319, its supplementary and regulatory rules, and Act 24,145, for it to determine the full suspension of the exploration and exploitation activities of the Corporation;

(iv) Determine the voluntary dissolution of the Corporation;

(v) Transfer the corporate or fiscal domicile of the Corporation outside the Argentine Republic.

Besides, the prior enactment of a national law will be required to resolve favorably on paragraphs (iii) and (iv) above.

d) Preferred shares of stock: The Corporation may issue preferred shares with or without voting right, which shall be divided into classes A, B, C, and D. The same rules on ownership and conversion set forth in subsection b) above for the same class of shares of common stock shall be applied to each class of preferred stock. When preferred shares of stock exercise their voting right (whether temporarily or permanently), they shall do so as members, to such effect, of the class they belong to.

e) Capital Increases: The capital may be increased up to five times its original amount by resolution passed at the regular shareholders’ meeting, in accordance with the provisions of section 188 of Act 19,550, such limit being ruled out if the Corporation is authorized to make a public offering of its shares of stock. The regular shareholders’ meeting shall establish the nature of the shares to be issued on account of the capital increase, pursuant to the conditions set forth in these By-laws, it being able to delegate to the Board of Directors the power to set the time of issuance, as well as the determination of the payment terms and conditions of the shares, being also empowered to carry out any other delegation authorized by law. The issuance of shares of preferred or common stock shall be carried out per classes, respecting the proportion existing among the different classes as of the date of issuance, without prejudice to the modifications that may subsequently be derived from the exercise of the preemptive and accretion rights, as provided for in section 8 hereof.

(iv) Determine the voluntary dissolution of the Corporation;

(v) Transfer the corporate or fiscal domicile of the Corporation outside the Argentine Republic

Besides, the prior enactment of a national law will be required to resolve favorably on paragraphs (iii) and (iv) above.

d) Preferred shares of stock: The Corporation may issue preferred shares with or without voting right, which shall be divided into classes A, B, C, and D. The same rules on ownership and conversion set forth in subsection b) above for the same class of shares of common stock shall be applied to each class of preferred stock. When preferred shares of stock exercise their voting right (whether temporarily or permanently), they shall do so as members, to such effect, of the class they belong to.

e) Capital Increases: The capital may be increased up to five times its original amount by resolution passed at the regular shareholders’ meeting, in accordance with the provisions of section 188 of Act 19,550, such limit being ruled out if the Corporation is authorized to make a public offering of its shares of stock. The regular shareholders’ meeting shall establish the nature of the shares to be issued on account of the capital increase, pursuant to the conditions set forth in these By-laws, it being able to delegate to the Board of Directors the power to set the time of issuance, as well as the determination of the payment terms and conditions of the shares, being also empowered to carry out any other delegation authorized by law. The issuance of shares of preferred or common stock shall be carried out per classes, respecting the proportion existing among the different classes as of the date of issuance, without prejudice to the modifications that may subsequently be derived from the exercise of the preemptive and accretion rights, as provided for in section 8 hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 8, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer